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                              April 24, 2023

       Sid Toama
       Chief Executive Officer
       Troika Media Group, Inc.
       25 West 39th Street, 6th Floor
       New York, NY 10018

                                                        Re: Troika Media Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 7, 2023
                                                            File No. 333-271189

       Dear Sid Toama:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed April 7, 2023

       Prospectus Summary, page 2

   1. Please revise this section to disclose that you have received notification from the
                                                        NASDAQ Stock Market
that you must comply with their minimum bid price rule to
                                                        maintain a closing bid
price of $1.00 for 30 consecutive trading days by May 15, 2023 and that if you do not
comply with the minimum bid price rule your common stock may be delisted.
       Information incorporated by reference, page 29

   2. We note that you acquired Converge Direct, LLC on March 21, 2022 and filed that entity's financial
statements and financial information in a Form 8-K/A filed June 6, 2022 not incorporated by
reference here. Please revise your registration statement to include the
 Sid Toama
Troika Media Group, Inc.
April 24, 2023
Page 2
      audited financial statements of Converge Direct, LLC in this filing. See
Item 11(b) of Part
      I of Form S-3 and Rule 3-05 of Regulation S-X.
General

3. Please revise the front cover of the prospectus to indicate the aggregate market value of the company's outstanding voting and nonvoting common equity and the amount of all securities offered during the prior 12 calendar month period. See Instruction 7 pursuant to
      General Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Aliya Ishmukhamedova, Staff Attorney, at 202-551-7519 or Jan Woo,
Legal Branch Chief, at 202-551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameSid Toama
                                                           Division of
Corporation Finance
Comapany NameTroika Media Group, Inc.
                                                           Office of Technology
April 24, 2023 Page 2
cc:       Maurice Lefkort
FirstName LastName